VE 3-16-03

** AH 3/3/2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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03011177

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
FEB 27 2003

SEC FILE NUMBER
8- 34459

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING 12/31/02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
L.H. Friend, Weinress, Frankson & Presson, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3333 Michelson Drive, Suite 650
(No. and Street)

Irvine (City) CA (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carl Frankson 949-852-9911
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tanner, Mainstain, Hoffer & Peyrot
(Name – *if individual, state last, first, middle name*)

10866 Wilshire Blvd. 10th Floor, Los Angeles, CA 90024
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 12 2003

OATH OR AFFIRMATION

I, Carl Frankson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L.H. Friend, Weinress, Frankson & Presson, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF CALIFORNIA
COUNTY OF ORANGE
SUBSCRIBED AND SWORN TO ME ON
FEBRUARY 18, 2003.

Signature

President/Member
Title

Notary Public BONNIE ROGERS

OFFICIAL SEAL
BONNIE ROGERS
NOTARY PUBLIC - CALIFORNIA
COMMISSION # 1211695
ORANGE COUNTY
My Commission Exp. February 26, 2003

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

L. H. FRIEND, WEINRESS, FRANKSON & PRESSON, LLC

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED DECEMBER 31, 2002

L. H. FRIEND, WEINRESS, FRANKSON & PRESSON, LLC

TABLE OF CONTENTS

Tanner,
Mainstain,
Hoffer &
Peyrot

an accountancy
corporation

10866 Wilshire Boulevard
10th Floor
Los Angeles, CA
90024-4303

TEL (310) 446-2700
FAX (310) 474-0478

INDEPENDENT AUDITORS' REPORT

To the Members
L. H. FRIEND, WEINRESS, FRANKSON & PRESSON, LLC

We have audited the accompanying statement of financial condition of L.H. FRIEND, WEINRESS, FRANKSON & PRESSON, LLC as of December 31, 2002, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of L. H. FRIEND, WEINRESS, FRANKSON & PRESSON, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I-II is presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by *Rule 17a-5* of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Tanner, Mainstain, Hoffer & Peyrot

TANNER, MAINSTAIN, HOFFER & PEYROT
AN ACCOUNTANCY CORPORATION

Los Angeles, California
February 13, 2003

William H. Tanner, CPA
Peter Mainstain, CPA
Neal Hoffer, CPA
Anthony G. Peyrot, CPA
Michael L. Glynn, CPA
Steven D. Blatt, CPA

Bradley W. Johnson, CPA
Mary C. Coffey, CPA
Thomas F. Fouladi, CPA
John A. Blakeman, CPA
Lisa S. Johnston, CPA
Bradley S. Holtzman, CPA
Jamie R. Zazow, CPA
Michelle L. Weissenberg, CPA
Analiza M. Zarate, CPA
Andrew K. Meyer, CPA

L. H. FRIEND, WEINRESS, FRANKSON & PRESSON, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$ 192,554
Receivable from brokers, dealers and clearing organizations	160,157
Securities owned, at market value (or fair value)	3,620
Property and equipment, at cost, less accumulated depreciation of $297,183	77,269
Other assets	19,387
TOTAL ASSETS	$ 452,987

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$ 310,709
TOTAL LIABILITIES	310,709
MEMBERS' EQUITY	142,278
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 452,987

See accountants' report and accompanying notes to financial statements.

L. H. FRIEND, WEINRESS, FRANKSON & PRESSON, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES:	
Investment banking and corporate finance fees	$ 1,260,459
Commissions, principal credits and syndicate concessions	1,559,293
Net trading and investment income	75,578
TOTAL REVENUES	2,895,330
EXPENSES:	
Employee compensation	1,273,224
Commissions	839,010
Occupancy and equipment rental	425,876
Trading charges	300,959
Other expenses	174,280
Professional fees	164,789
Insurance	134,296
Travel and promotional	126,164
Quotation charges	108,776
Communications	48,585
TOTAL EXPENSES	3,595,959
NET LOSS	$ (700,629)

See accountants' report and accompanying notes to financial statements.

L. H. FRIEND, WEINRESS, FRANKSON & PRESSON, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

MEMBERS' EQUITY, JANUARY 1, 2002	$ 527,907
Capital contributions	315,000
Net loss for the year	(700,629)
MEMBERS' EQUITY, DECEMBER 31, 2002	$ 142,278

See accountants' report and accompanying notes to financial statements.

L. H. FRIEND, WEINRESS, FRANKSON & PRESSON, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:	
Net loss	$ (700,629)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:	
Depreciation and amortization	24,000
Decrease in accounts receivable	17,315
Decrease in receivable from brokers, dealers, and clearing organizations	586,476
Decrease in securities owned	74,550
Decrease in other assets	5,976
Increase in accounts payable and accrued expenses	86,560
Decrease in commissions payable	(274,398)
Total adjustments	520,479
NET CASH USED IN OPERATING ACTIVITIES	(180,150)
CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:	
Capital expenditures	(3,253)
NET CASH USED IN INVESTING ACTIVITIES	(3,253)
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:	
Capital contributions	315,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	315,000
NET INCREASE IN CASH	131,597
CASH, BEGINNING OF YEAR	60,957
CASH, END OF YEAR	$ 192,554

See accountants' report and accompanying notes to financial statements.

L. H. FRIEND, WEINRESS, FRANKSON & PRESSON, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

L.H. FRIEND, WEINRESS, FRANKSON & PRESSON, LLC ("the Company") was organized in the state of California on August 31, 1998. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Associations of Securities Dealers, Inc. The Company shall continue until August 28, 2028, unless terminated sooner as provided for in the operating agreement of the Company. In October 2002, the Company discontinued its brokerage operations to concentrate on its investment banking and corporate finance operations.

Revenue Recognition

Securities transactions and related commission revenue and expense are recorded on a trade date basis. Revenues from investment banking activities are recorded when the services are completed.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Depreciation

Property and equipment are depreciated using both straight-line and accelerated methods over their estimated useful lives ranging from three and seven years.

Income Taxes

The Company, with the consent of its Members, has elected under the Internal Revenue Code and California State Tax Code to be treated as a Limited Liability Company. The Company is treated as a partnership for federal income tax purposes. In lieu of corporate taxes, the Members of a Limited Liability Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision for federal income taxes has been included in the accompanying financial statements. The income or loss of the Company is allocated to each Member in accordance with the terms of the Company's operating agreement. For state purposes, Limited Liability Companies are subject to an annual company tax in addition to a fee that is based on total annual income.

L. H. FRIEND, WEINRESS, FRANKSON & PRESSON, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 2 - SECURITIES OWNED

Securities owned consist primarily of common stocks and warrants, which are stated at market value (or fair value.) The resulting difference between cost and market value (or fair value) is included in the accompanying statement of operations. Securities had a cost of $7,674 at December 31, 2002.

NOTE 3 - 401(k) PROFIT-SHARING PLAN

The Company has a defined contribution 401(k) Profit-Sharing Plan which covers substantially all of its employees. The plan became effective on January 1, 1993. Under the terms of the plan, employees can elect to defer up to 20% of their wages, subject to certain IRS limitations, by making voluntary contributions to the plan. Additionally, the Company, at the discretion of management, can elect to match up to 100% of the voluntary contributions made by its employees. The Company has received determination letters from the IRS indicating that the above plan is qualified within the terms of the applicable provisions of ERISA. The Company did not make a contribution or accrue any contribution payable to the plan for the year ended December 31, 2002.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

a. Leases

The Company has operating leases for equipment and office space. Future annual minimum rentals for operating leases with remaining non-cancelable terms are as follows:

Year Ending December 31	
2003	$ 267,108

The lease on the office space contains escalation clauses for additional tax assessments and inflation adjustments and the Company has the option to renew the lease for an additional five years beginning in November 2003. Total rent expense for all building and equipment leases for the year ended December 31, 2002 was approximately $425,876.

NOTE 4 - COMMITMENTS AND CONTINGENCIES (continued)

b. Litigation

The Company has been named as a defendant in certain litigation relating to the sale of a former client. Management of the Company believes that this issue is completely without merit and intends to vigorously defend its position. While any litigation contains an element of uncertainty, based upon the opinion of the Company's counsel, management believes that the outcome of the above proceeding will not have a material adverse effect on the Company's results of operations or its' Members' equity.

NOTE 5 – CAPITAL CONTRIBUTIONS

During 2002, new and existing members contributed $315,000 of additional capital. Subsequent to December 31, 2002, another $135,000 of additional capital has been contributed.

NOTE 6 - CONCENTRATION OF CREDIT RISK

The Company uses one brokerage firm to clear all of its trading activities. The Company is exposed to credit loss for the amounts held at the broker in excess of federally insured limits in the event of financial nonperformance by the broker. However, management does not anticipate nonperformance by this financial institution.

NOTE 7 - REGULATORY REQUIREMENTS

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule *(Rule 15c3-1),* which requires the Company to maintain minimum net capital, as defined, equal to the greater of six and two-thirds percent of aggregate indebtedness, as defined, or $5,000. Net capital and aggregate indebtedness change from day to day, and, at December 31, 2002, the Company had net capital, as defined, of $42,274, which exceeds the statutory requirement of $20,714 by $21,560.

As of December 31, 2002, the Company was exempt from the provisions of *Rule 15c3-3* of the *Securities Act of 1934* as a broker-dealer who promptly transmits all funds and delivers all securities received in connection with its activities as a broker-dealer, and does not hold funds or securities for, or owe money or securities to, customers.

Supplementary Schedules

L. H. FRIEND, WEINRESS, FRANKSON & PRESSON, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL REQUIREMENT UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

NET CAPITAL:	
Total members' equity	$ 142,278
TOTAL CAPITAL AND ALLOWABLE CREDITS	142,278
Deduct - Non-allowable assets:	
Property and equipment	77,269
Other assets	19,387
Investments not readily marketable	3,300
TOTAL DEBITS	99,956
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS	42,322
Deduct - haircuts on security positions	(48)
NET CAPITAL	42,274
Deduct - minimum net capital requirement, the greater of 6 2/3% of aggregate indebtedness of $310,709 or $5,000	(20,714)
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 21,560
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	7.35 to 1

See independent auditors' report.

L. H. FRIEND, WEINRESS, FRANKSON & PRESSON, LLC
SCHEDULE II - RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

Description	Capital and Allowable Credits	Deductions and Charges	Net Capital	Aggregate Indebtedness	Ratio
Company's computation	$ 142,278	$ 100,004	$ 42,274	$ 310,709	7.35 to 1
Adjustments made subsequent to the Company's filing with the National Association of Securities Dealers, Inc. on January 27, 2003	–	–	–	–	–
Computation per Schedule I	$ 142,278	$ 100,004	$ 42,274	$ 310,709	7.35 to 1

See independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY S.E.C. Rule 17a-5

Tanner, Mainstain, Hoffer & Peyrot
an accountancy corporation

10866 Wilshire Boulevard
10th Floor
Los Angeles, CA
90024-4303

TEL (310) 446-2700
FAX (310) 474-0478

To the Members
L. H. FRIEND, WEINRESS, FRANKSON & PRESSON, LLC

We have audited the financial statements of L.H. FRIEND, WEINRESS, FRANKSON & PRESSON, LLC for the year ended December 31, 2002, and have issued our report thereon dated February 13, 2003. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by U.S. generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by *Rule 17a-5(g)(1)* of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in *Rule 17a-5*(g); *(i)* in making the periodic computations of aggregate indebtedness and net capital under *Rule 17a-3(a)(11)* and the reserve required by *Rule 15c3-3(e); (ii)* in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by *Rule 17a-13; (iii)* in complying with the requirements for prompt payment for securities under *Section 8* of *Regulation T* of the Board of Governors of the Federal Reserve System; and *(iv)* in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by *Rule 15c3-3.*

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. *Rule 17a-5(g)* lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of the internal control procedures would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce, to a relatively low level, the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal accounting control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practice and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the *Securities Exchange Act of 1934* and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on *Rule 17a-5(g)* under the *Securities Exchange Act of 1934* and should not be used for any other purpose.

Tanner, Mainstain, Hoffer & Peyrot

TANNER, MAINSTAIN, HOFFER & PEYROT
AN ACCOUNTANCY CORPORATION

Los Angeles, California
February 13, 2003